October 8, 2024

Zhengang Tang
Chief Executive Officer
Ambitions Enterprise Management Co. L.L.C.
630 Business Village Block B
Port Saeed Deira, Dubai
United Arab Emirates

       Re: Ambitions Enterprise Management Co. L.L.C.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 25, 2024
           CIK No. 0002010959
Dear Zhengang Tang:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 14, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure on the cover page that "[f]ollowing the completion of this offering,... Mr. Zhengang Tang, will beneficially own approximately [_]% of the aggregate voting power of our issued and outstanding share capital." In addition to voting power, please revise to disclose his ownership amounts/percentage of your
       Class A and Class B ordinary shares. Please revise the prospectus throughout accordingly to include the Controlled Company section on page 7.
 October 8, 2024
Page 2

Our Corporate Structure and History, page 5

2. We note that the chart on page 5 discloses a generic ownership percentage Pre and
       Post-IPO. Please revise to disclose ownership and voting percentages based upon the company's proposed dual-class structure. Please detail Class A and Class B ordinary share ownership and voting percentages Pre and Post-IPO. Please include enough information so investors can clearly understand the ownership and voting power of the two different classes.
       Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Scott Anderegg at (202) 551-3342
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services